UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated March 1, 2024	3

GRIFOLS

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("**Grifols**" or the "**Company**") hereby informs about the following

OTHER RELEVANT INFORMATION

Following Grifols FY2023 Earnings released on February 29, 2024, the company aims to provide further clarity on the Free Cash Flow expected for 2024 and onwards.

Grifols' cash flow generation trended upward in 2023 driven by strong momentum across the business. In particular, Free Cash Flow accelerated in the second half of 2023. In 2024, Operating Cash Flow generation before extraordinary items is expected to increase by close to EUR 500 million to approximately EUR 900 million, mainly driven by improved EBITDA and lower consumption of working capital.

In 2024, Grifols' Free Cash Flow is expected to be temporarily impacted mainly due to Extraordinary Growth CAPEX relating to the pre-existing agreement with ImmunoTek GH, LLC. Excluding non-recurring items, Free Cash Flow for 2024 totals EUR 485 million.

In the upcoming years, Grifols is expected to significantly improve its capacity to generate positive cash flow on the back of Operating Cash Flow improvement and CAPEX and investments containments. For the period 2025-2027, Grifols expects to generate free cash flow (before dividends) in the EUR 2.0 to 2.5 billion range.

The table below reconciles 2024 EBITDA Adjusted based on provided guidance of EUR 1,800+ million, with the Free Cash Flow estimated before and after extraordinary items.

(in million EUR)	2023	2024E	
EBITDA Adjusted	**1,474**	**1,800+**	
Net working capital	(407)	(200)	*(1)*
CAPEX	(210)	(250)	*(2)*
R&D and IT	(86)	(125)	*(3)*
Taxes	(159)	(250)	*(4)*
Interests	(515)	(450)	*(5)*
Others	(42)	(40)	*(6)*
Free Cash Flow before extraordinary items	**56**	**485**	
Extraordinary Growth CAPEX	(73)	(370)	*(7)*
Restructuring and transaction costs	(172)	(110)	*(8)*
Free Cash Flow	**(189)**	**5**	

Free Cash flow includes cash from operating activities + cash flow from investing activities, both as per International Financial Reporting Standards (IFRS)

(1) Net working capital: improvement driven by inventory cycle normalization and lower cost per liter of plasma.(2) CAPEX: includes maintenance and expansion investments.(3) R&D and IT: capitalized R&D and IT projects. (4) Taxes: linked to expected higher profits.(5) Interests: lower financial expenses linked to the sale of 20% of Shanghai RAAS resulting in approximately USD 1.8 billion cash proceeds (expected to close in the first half of 2024) and lower cost of debt linked to interest rate declines.(6) Others: includes mainly Haema and BPC outflows and non-cash adjustments related to profits from associates.

(7) Extraordinary Growth CAPEX: mainly related to a 2021 pre-existing agreement with ImmunoTek GH, LLC to develop 28 plasma centers which will provide Grifols with an estimated annual volume of 1.5 million liters of plasma.As per Note (11) of the Condensed Consolidated Interim Financial Statements for FY2023, these commitments amount to EUR 273 million in 2024; EUR 79 million in 2025 and EUR 56 million in 2026.To a lesser extent, the remaining amount relates primarily to the construction and development of plasma centers in Egypt.(8) Restructuring and transaction costs: mainly related to the extension of the Operational Improvement Plan.In Barcelona, on 1 March 2024

Nuria Martín BarnésSecretary to the Board of Directors

Legal Disclaimer This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 1, 2024